Exhibit 99.1

The RoyaLand Company Ltd. Announces Preliminary Selected Unaudited Results for the Fiscal Year Ended June 30, 2024

Hamilton, BERMUDA, September 20, 2024 (GLOBE NEWSWIRE) – The RoyaLand Company Ltd. (Proposed OTC Markets Ticker: RLND) (RoyaLand), a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed experience called myRoyal.World, primarily centered around a mobile-first massively multiplayer online role-playing game, or MMORPG, called TheRoyal.Land, today announced preliminary selected unaudited financial results for its fiscal year ended June 30, 2024.

For the year ended June 30, 2024, RoyaLand expects to record an adjusted net loss of approximately $1.1 million. RoyaLand operated during the fiscal year as a development stage company, with its largest expense item being product research and development costs of approximately $0.4 million. Other major expense items included legal and accounting fees of approximately $0.4 million, and consulting fees of approximately $0.2 million which included $175,000 of stock-based compensation.

The preliminary selected unaudited results in this press release are preliminary and subject to the completion of accounting and audit procedures and are therefore subject to adjustment.

About RoyaLand: RoyaLand is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed experience called myRoyal.World, primarily centered around a mobile-first massively multiplayer online role-playing game, or MMORPG, called TheRoyal.Land. We are actively focused on developing what we believe to be a novel, interactive and immersive game based on a player-empowered design. We plan to build proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with what we consider to be premium incremental in-game content.

We are developing TheRoyal.Land and myRoyal.World in collaboration with our founder, the Monaco-based grandson of the last King of Italy, Emanuele Filiberto di Savoia, who claims the titles of His Royal Highness, Prince of Venice, and Prince of Piedmont and is also referred to as the hereditary “Prince of Italy.” In addition, with the support of and affiliation with seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho, and Mecklenburg collectively referred to as the Royal Families, TheRoyal.Land is intended to deliver this unique past-meets-future entertainment experience.

We believe that TheRoyal.Land will introduce the first historically inspired monarchy-based MMORPG, founded by the Prince of Italy and reinforced by the Royal Families.

Our objective is to connect and engage with players from around the world through royalty-themed entertainment by becoming a worldwide leader in the development, publishing, and distribution of high-quality interactive entertainment content and services, as well as related media, that deliver engaging entertainment experiences to our network of connected players on a year-round basis. Players, in their selected roles, will represent every part of TheRoyal.Land society. From the Artisans that guide the skilled trades of old to the Knights and Squires that guard the Realm. From Prisoner to Prince, each role will hold specific purposes, abilities, skills, chances for advancement, and adventures.

To that end, we expect to capitalize on the expanding video games market, with worldwide revenue expected to grow to approximately $282.3 billion in 2024 according to Statista, and the increased interest in the world of royalty to expand our brand and our products worldwide (Statista, Video Games – Worldwide, November 2023).

We are currently in the development phase for TheRoyal.Land and myRoyal.World. On June 30, 2023, we entered into a project agreement with Neosperience S.p.A., or Neosperience, pursuant to which Neosperience will design and develop TheRoyal.Land using its proprietary technology. The first phase of the project agreement has already commenced. Neosperience plans to use its models to create complex and dynamic in-game environments and realistic and emotive characters and to assist with dynamically adjusting the difficulty level and game balance in real time based on player behavior and performance to keep the game challenging yet rewarding. For example, Neosperience’s technology is designed to imbue non-player characters, or NPCs, with various behaviors, which we believe makes them seem more lifelike and responsive thereby enhancing player immersion and creating a more engaging gameplay experience. Additionally, Neosperience intends to use advanced modeling and rendering techniques to create realistic player characters and NPCs that dynamically interact utilizing a full range of human-like emotions, reactions and movements giving them a depth of character which we believe is rarely seen in video games.

Learn more at www.TheRoyal.Land and follow us on X (formerly Twitter), Instagram and Facebook.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to RoyaLand’s preliminary and unaudited expected financial results for the year ended June 30, 2024. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Any forward-looking statements contained in this press release speak only as of the date of this press release. RoyaLand specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR CONTACT: Bryan Elbez, CFO

bryan@theroyal.land

Source: The RoyaLand Company Ltd.

THE ROYALAND COMPANY LTD

SUMMARY CONSOLIDATED FINANCIAL RESULTS

(UNAUDITED)

SUMMARY STATEMENT OF OPERATIONS	Year Ended June 30, 2024
Operating expenses:
Product research and development	$413,532
Legal and accounting	408,012
Consulting	175,439
All other	62,991
Total operating expense	1,059,974

Operating loss	(1,059,974)

Total other income	1,107

Loss before provision for income taxes	$(1,058,867)

SUMMARY BALANCE SHEET	June 30, 2024
ASSETS
Current assets:
Cash	$261,476
Deferred offering costs	90,611
Prepaid expenses	8,661
Total current assets	360,748
Total Assets	$360,748

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Shareholders’ Equity (Deficit):
Preference shares, par value $0.0002 per share, 50,000,000 shares authorized; no shares issued and outstanding as of June 30, 2024	$–
Common shares – Class A, par value $0.0002 per share, 20,000,000 shares authorized; 9,400,000 shares issued and outstanding at June 30, 2024	1,880
Common shares – Class B, par value $0.0002 per share, 430,000,000 shares authorized; 4,475,000 shares issued and outstanding at June 30, 2024	895
Additional paid-in capital	2,070,937
Subscription receivable	(200)
Other comprehensive gain	598
Accumulated deficit	(2,130,864)
Total Shareholders’ Deficit	(56,754)

Current Liabilities:
Accounts payable and accruals	60,218
Accrued legal and accounting	346,730
Due to related parties	10,554
Total current liabilities	417,502
Total Liabilities	417,502
Total Liabilities and Shareholders’ Deficit	$360,748

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